UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-34857

GOLD RESOURCE CORPORATION

(Exact name of registrant as specified in its charter)

7887 East Bellview Avenue, Suite 1100

Denver, CO 80211

(303) 320-7708

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

*On July 17, 2026, pursuant to the Arrangement Agreement and Plan of Merger dated January 25, 2026 and as amended as of May 15, 2026, by and among Gold Resource, Goldgroup Mining Inc. (the “Successor Issuer”), and Goldgroup Merger Sub Inc., a Colorado corporation and wholly owned subsidiary of the Successor Issuer (“Merger Sub”), Merger Sub merged with and into Gold Resource under Colorado law and a plan of arrangement pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), with Gold Resource surviving and continuing as a wholly owned subsidiary of the Successor Issuer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Gold Resource Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GOLD RESOURCE CORPORATION

Date:	July 30, 2026	By:	/s/ Chet Holyoak
		Name:	Chet Holyoak
		Title:	Chief Financial Officer